SEC ISSION

12010017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVIAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 FRANKLIN STREET SUITE 1010
(No. and Street)

BOSTON, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AVI COHEN (617) 988-8151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOSULE, BUTKUS & JESSON, LLP
(Name – *if individual, state last, first, middle name*)

480 ADAMS STREET MILTON MA 02186
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/27/12

OATH OR AFFIRMATION

I, AVI COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVIAN SECURITIES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The Commonwealth of Massachusetts
Suffolk, s.s.
(County)
Date 1/24/12
Then personally appeared the above named
Avi Cohen
and acknowledged the foregoing instrument
to be his/her free act and deed, before
NATHANIEL W. LOVELL, Notary
My Commission Expires Nov 18, 2016

Notary Public

Signature

MANAGING PARTNER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVIAN SECURITIES, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

AVIAN SECURITIES, LLC

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010

TABLE OF CONTENTS

Boston Office
101 Federal Street
Suite 1908
Boston, MA 02110
617. 342. 7033

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

Cape Cod Office
67 School Street
Hyannis, MA 02610
508. 771. 3577
Fax 508. 775. 7526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Avian Securities, LLC
260 Franklin Street, Suite 1010
Boston, Massachusetts 02110

We have audited the accompanying statement of financial condition of Avian Securities, LLC as of December 31, 2011 and 2010, and the related statements of operations, changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2011. We also have audited Avian Securities, LLC internal control over financial reporting as of December 31, 2011 and 2010, based on the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants. Avian Securities, LLC management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avian Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Avian Securities, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 and 2010, based on the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants.

Gosule, Butkus & Jesson

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
January 24, 2012

AVIAN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Current assets:		
Cash	$ 780,182	$ 705,797
Receivable from clearing organization	111,001	273,466
Prepaid expenses	15,563	32,632
Certificate of deposit	77,706	77,706
Security deposit	51,900	24,900
Total current assets	1,036,352	1,114,501
Office equipment and fixtures:		
Office equipment and fixtures	176,833	151,088
Less: accumulated depreciation	136,011	116,004
Net office equipment and fixtures	40,822	35,084
	$ 1,077,174	$ 1,149,585

LIABILITIES AND MEMBERS' EQUITY

	2011	2010
Current liabilities:		
Accounts payable and accrued expenses	$ 470,283	$ 549,022
Total current liabilities	470,283	549,022
Members' equity:		
Members' equity	606,891	600,563
Total member's equity	606,891	600,563
	$ 1,077,174	$ 1,149,585

AVIAN SECURITIES, LLC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Income		
Brokerage	$ **5,179,068**	$ 5,258,450
Research	**1,025,709**	1,072,157
Insurance proceeds	-	57,601
Underwriting income	**221,471**	-
Interest and dividend income	**773**	1,234
Total income	**6,427,021**	6,389,442
Operating expenses:		
Payroll, commissions, and related expenses	**3,565,000**	3,468,559
Brokerage expenses and clearing fees	**681,816**	685,662
Professional fees	**375,076**	448,946
Communication expenses	**313,290**	335,543
Soft dollar cost	**352,422**	400,083
Occupancy and office supplies	**348,967**	358,632
Depreciation	**20,007**	14,876
Other operating expenses	**763,685**	666,720
Total operating expenses	**6,420,263**	6,379,021
Income before provision for income taxes	**6,758**	10,421
Provision for income taxes	**1,750**	-
Net income	$ **5,008**	$ 10,421

See accompanying notes and independent registered auditor's report.

AVIAN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Balance, beginning of year	**$ 600,563**	$ 697,142
Add:		
Net income	**5,008**	10,421
	605,571	707,563
Add: Contribution by members	**1,320**	-
Less: Distribution to members	**-**	107,000
Balance, end of year	**$ 606,891**	$ 600,563

See accompanying notes and independent registered auditor's report.

AVIAN SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 5,008	$ 10,421
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	20,007	14,876
Change in:		
Receivable from clearing organization	162,465	154,539
Prepaid expenses	17,069	(13,964)
Security deposit	(27,000)	8,300
Accounts payable and accrued expenses	(78,739)	(184,828)
Net cash provided by (used for) operating activities	98,810	(10,656)
Cash flows from investing activities:		
Purchase of office equipment and fixtures	(24,425)	(26,874)
Net cash used for investing activities	(24,425)	(26,874)
Cash flows from financing activities:		
Distributions to members	-	(107,000)
Net cash used for financing activities	-	(107,000)
Net increase (decrease) in cash	74,385	(144,530)
Cash, beginning of year	705,797	850,327
Cash, end of year	$ 780,182	$ 705,797
Supplemental disclosures of cash flows:		
Cash paid for interest	$ 796	$ 1,436
Cash paid for income taxes	$ -	$ -
Supplemental disclosures of cash flows non cash item:		
Capital account balance from Jeff Gaggin buyout	$ 1,320	$ -

See accompanying notes and independent registered auditor's report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Avian Securities, LLC ("the Company") is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance and execution services to Pershing, LLC ("Pershing"), a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to some extent, dependent on investment trends of the United States economy.

The agreement between the Company and Pershing provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customers activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization and customers

The Company uses the specific identification method of accounting for losses arising from uncollectible receivables from clearing organizations. Under this method, a receivable from the clearing organization is written off to bad debt expense in the period it is deemed to be uncollectible. In the opinion of management, substantially all of the receivables from clearing organization and customers are considered to be realizable at the amounts stated in the accompanying statement of financial condition and no allowance for doubtful accounts is considered necessary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office equipment and fixtures

Office equipment and fixtures are capitalized at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The related useful lives of the assets are:

Computer equipment	5 years
Computer software	3 years
Furniture	5 years
Telephone equipment	5 years

Revenue recognition

The Company follows the practice of accounting for income on a settlement-date basis.

Risks and uncertainties

In June 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No.48, Accounting for Uncertainty in Income Taxes," and interpretation of FASB Statement No. 109 (ASC 740-10), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company adopted the standard on January 1, 2009. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2008-2011. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company and its members have elected to be taxed as a partnership. No provision has been provided for federal income taxes in the financial statements, as all income of the Company is taxed directly to the members. Some local tax legislation requires that a portion of the local income tax liability relating to the Company's income be assessed at the company level; therefore, when applicable, a local tax liability has been accrued for financial statement purposes.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 24, 2012, the date the financial statements were issued.

NOTE 2 - CONCENTRATION OF RISK

Cash balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables and customers

One clearing organization accounted for 87% and 98%, respectively, of the outstanding accounts receivable balance at December 31, 2011 and 2010. Such item was fully collected in January, 2012 and 2011, respectively. Income from the clearing house represented 81% and 83% of total revenues at December 31, 2011 and 2010, respectively.

NOTE 3 - MEMBERS' EQUITY

As a result of the Company's election to be treated as a partnership for tax purposes, taxable income for the year ended December 31, 2011 and 2010 has been allocated to the respective members' capital account.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office spaces that are being properly classified as operating leases. These leases have various terms that run through April, 2016. The Company has recorded office rental expense for the years ended December 31, 2011 and 2010 of $288,920 and $294,542, respectively, which is included in occupancy and office supplies.

The following represents the minimum lease payments due in subsequent years.

Year ending December 31,	
2012	$ 320,853
2013	334,993
2014	339,892
2015	344,791
2016	349,690
Total Future rent payments	$1,690,219

Letter of credit

On September 5, 2003, the Company secured an Irrevocable Standby Letter of Credit from Bank of America in the amount of $77,706 as required in a lease agreement for office space. The Company is required to maintain a deposit account of $77,706 at Bank of America until expiration of the letter of credit on September 1, 2012.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $406,425 and $425,140 at December 31, 2011 and 2010, respectively, which was greater than required net capital of $250,000 by $156,425 and $175,140, respectively. The ratio of aggregate indebtedness to net capital at December 31, 2011 and 2010 was 1.16 and 1.29 to 1, respectively. (See supplementary information).

NOTE 6 - DEPOSITS WITH CLEARING BROKER

The amount that the Company has on deposit with a clearing broker at December 31, 2011 and 2010, respectively, consists of the following:

	Financial Statement Classification	Carrying Amount 2011	Carrying Amount 2010
Pershing, LLC	Receivable from clearing organization	$ 96,628	$ 268,466
Pershing, LLC	Cash	251,795	251,795
		$ 348,423	$ 520,261

NOTE 7 - DEPRECIATION

Depreciation expense for the years ended December 31, 2011 and 2010 was $20,007 and $14,876, respectively.

NOTE 8 - EXEMPTION FROM RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under section §K(2)(ii), all of the customer transactions are cleared through another broker on a fully disclosed basis. As a result, there were no reserve requirements.

The firm does engage in soft dollar business which requires customer funds to be held in a segregated account for soft dollar Section 28(e) payments on behalf of customers.

NOTE 9 – SUBSEQUENT EVENTS

The Company entered into a new rental lease agreement with 45 Milk Street Owner, LLC to rent space at 45 Milk Street. The Company entered into a 5 year lease commencing in April 2012. The annual rental expense on this location in 2012 will be $154,319. The company has also given a security deposit of $27,000.

SUPPLEMENTARY INFORMATION

AVIAN SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEAR ENDED DECEMBER 31, 2011

Capital - members' equity		$ 606,891
Deductions - nonallowance items		200,365
Other deductions		101
Net capital		406,425
Total aggregate indebtedness	$ 470,283	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $250,000)		250,000
Excess net capital		$ 156,425
Ratio of aggregate indebtedness to net capital		1.16 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report

AVIAN SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEAR ENDED DECEMBER 31, 2010

Capital - members' equity		$ 600,563
Deductions - nonallowance items		175,322
Other deductions		101
Net capital		425,140
Total aggregate indebtedness	$ 549,022	
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $250,000)		250,000
Excess net capital		$ 175,140
Ratio of aggregate indebtedness to net capital		1.29 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report

See accompanying independent registered auditor's report.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 342. 7033

GBJ

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 77 . 8577
Fax 508. 77 . 7526

Independent Accountants' Report on Applying Agree-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To: Avian Securities, LLC
260 Franklin Street, Suite 1010
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2011, which were agreed to by Avian Securities, LLC and the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating by Avian Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Avian Securities, LLC's management is responsible for the Avian Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from the cash disbursement journal, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [with a SIPC schedule and the general ledger] noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers with a SIPC schedule and the general ledger supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, which was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
January 24, 2012

Avian Securities, LLC
(SEC I.D. No. 8/51389)

Report of Independent Registered
Public Accounting Firm

Financial Statements and Supplemental Information
Years Ended December 31, 2011 and 2010

Filed Pursuant to Rule 17a-5(e) (3) as a Public Document

Gosule, Butkus & Jesson, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Avian Securities, LLC
(SEC I.D. No. 8/51389)

Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Information Years Ended December 31, 2011 and 2010

Filed Pursuant to Rule 17a-5(e) (3) as a Public Document

Gosule, Butkus & Jesson, LLP
Certified Public Accountants